                                                             Exhibit (a)(7)



Contacts:
James J. Kelly
Global Motorsport Group, Inc.
(408) 778-2271
or
Daniel Burch or Grace Protos
MacKenzie Partners, Inc.
(212) 929-5748 / (212) 929-5802

FOR IMMEDIATE RELEASE:

                 GLOBAL MOTORSPORT GROUP ENTERS INTO DEFINITIVE
                   MERGER AGREEMENT WITH STONINGTON PARTNERS;
     $19.50 Tender Offer for All Common Shares to Begin by November 16, 1998

Morgan Hill, CA - November 9, 1998 - Global Motorsport Group, Inc. (formerly, Custom Chrome, Inc.) (NASDAQ:CSTM) announced today that it has entered into a definitive merger agreement whereby Global will be acquired by an entity controlled by Stonington Partners for $19.50 in cash per share.

The transaction will take the form of a tender offer by an affiliate of Stonington for all outstanding shares at $19.50 in cash net per share followed by a cash merger for the remaining shares at the same price. The tender offer is subject to customary terms and conditions, including at least a majority of the shares being tendered and the obtaining of sufficient financing by the purchaser. The tender offer is expected to commence no later than November 16, 1998. The purchaser has received commitments from Bankers Trust Company and NationsBank N.A. to provide bank facilities aggregating $120 million to fund the purchase of shares, refinance the Company's outstanding debt and provide working capital. Stonington intends to invest $80 million in the equity of the purchaser.

Global's Board has unanimously approved the transaction and has received a fairness opinion from Global's financial advisor, Cleary Gull Reiland & McDevitt, Inc.

Robert F. End, a partner of Stonington, stated, "We are very pleased to have the opportunity to invest in Global Motorsport. The Company has established a very successful franchise in the motorcycle aftermarket parts business. Our objective is to continue to grow this business in order to provide even better service to its customers."

Joseph F. Keenan, Chairman of Global's Board, stated, "I am very pleased with this agreement, which I believe is in the best interest of all of our stockholders. Our association with Stonington

Partners will also allow the Company to expand on its position as the number one supplier of Harley-Davidson aftermarket parts."

Stonington Partners, Inc. is a private equity investment firm that manages a $1 billion fund of institutional capital on behalf of public and corporate pension funds, private endowments and other financial institutions. The principals of Stonington Partners have been organizing investments of this nature for over fifteen years, having closed an aggregate of 48 transactions with total consideration of over $22 billion.

Global Motorsport Group was founded in 1970 and it is the parent organization for an international group of motorcycle after market providers that focus their business on Harley-Davidson motorcycles sold worldwide. Global's organization includes Custom Chrome, the leading aftermarket supplier of Harley-Davidson motorcycle parts and accessories; Chrome Specialties, an aftermarket supplier of Harley-Davidson motorcycle parts and accessories located in Fort Worth, Texas; Custom Chrome Far East, a product development, engineering, tooling management and warehouse of proprietary products for Global, located in Taiwan; Custom Chrome Europe, a distribution company located in Germany that specializes in aftermarket accessories for Harley-Davidson motorcycles and other "cruiser" motorcycles, and Santee Industries, a manufacturer of frames and exhaust systems and other aftermarket components for Harley-Davidson motorcycles, located in California.


                                       2